SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTÉRIO DE MINAS E ENERGIA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Open company)

CNPJ. nº 00001180/0001-26

Announcement of Meeting

159th Extraordinary General Meeting

We hereby call the Shareholders of Centrais Elétricas Brasileiras S.A.-Eletrobras to gather at the company headquarters in Brasilia, Setor Comercial Norte Quadra 04, bloco "B", nº 100, sala 203 Edifício Centro Empresarial VARIG – Brasília – DF, on 12.23.2011, at 9:00 a.m., for an Extraordinary General Meeting to deliberate on the following agenda:

I – Approval of the reform of the Bylaws of the company, to:

1.    Inclusion of clauses XXVI and XXVII in article 25 and text adjustments in clause V of article 33, to comply with requirements of Resolution n° 03 of 12/31/2010 of the Inter-ministerial Commission on Corporate Governance and Administration of Stock Ownership of the Federal Government (CGPAR);

2.    Amendments to clauses II and X of article 25 and clause IV of article 17; text adjustments to paragraph 2 of article 29 and correction of the remission of paragraph 2 of article 3, to comply with current legislation; and

3.    Other amendments and/or additions relating to the minimum requirements of Regulation Level 1 of Corporate Governance BM&FBOVESPA in articles 2, 17, 18 and 20, respectively.

The shareholder or legal representative, in order to ensure the admission in the Meeting (art. 5, caput, of Instruction CVM No. 481, 12.17.2009), shall submit the following documents:

▪  Official photo ID;

▪  Certified copy of updated Bylaws, in the case of companies;

▪  Original or certified copy of power of attorney granted by the shareholder; and

▪  The original shareholder position statement provided by the depository institution, identifying the condition of shareholder.

The delivery of this documentation should be made by 12.21.2011, at the Departamento de Administração do Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, Av. Presidente Vargas, nº 409-9º andar, in the city of Rio de Janeiro, RJ, from 8:00 to 12:00 and from 2:00 pm to 5:00 pm.

All documentation concerning the matters to be discussed at the Extraordinary General Assembly, pursuant to Art. 135, § 3 of Law nº 6,404/76 and Art. 11 of CVM Instruction No. 481, edited in 12/17/2009, are available to shareholders at the Departamento de Administração do Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas – DFSA, at Av. Presidente Vargas, nº. 409 - 9º andar, in the city of Rio de Janeiro, RJ, and in the company’s (htpp://www.eletrobras.com.br/ri) and the Comissão de Valores Mobiliários – CVM (htpp://www.cvm.gov.br) site.

Brasília, December 7, 2011

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 08, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.